Exhibit 1

Vivo, a Leading Brazilian Mobile Provider, Selects ECtel’s
Latest Version of Fraud-Management Platform

In cooperation with long-term partner Bull, ECtel will provide Vivo with a Portuguese Version of
FraudView® 8.2, the company’s leading fraud-management solution

ROSH HA’AYIN, Israel – July 29, 2009 – ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers, announced today that Vivo, a top mobile telecom provider in Brazil, has upgraded to FraudView 8.2, ECtel’s latest most innovative fraud-management system.

The order was awarded to ECtel and long-term partner Bull, one of Europe’s leading integrators of open-source software, to supply Vivo with tools to obtain return on investment in its business-critical Information Systems (IS), allowing Vivo to operate with the highest security and efficiency levels.

“We started working with ECtel and Bull during a period of tremendous growth for our company, counting on them to help us avoid problems stemming from fraud and cloning,” said Adriana Moura, Vivo’s Revenue Assurance and Fraud Systems Manager. “From day one, ECtel and Bull have been good partners, providing Vivo with the support and guidance we needed to control and manage our risk while maintaining our rapid pace of growth. We expect that ECtel’s FraudView 8.2 will enable us to better prevent new forms of fraud that are continuously being introduced into the market.”

By upgrading to FraudView version 8.2, Vivo will benefit from superior multi-environment real-time detection tools for increased revenue protection and fraud prevention. The new localized version will also enable Vivo, for the first time, to operate the system in Portuguese.

“Our decision to upgrade to FraudView 8.2 was based largely on our successful track record with ECtel and Bull, and our satisfaction with the solution, which enables us to significantly crack down on fraud and revenue losses. We look forward to implementing the new version in our native language and taking advantage of ECtel’s industry expertise and leadership, with Bull’s added value as a local partner,” added Moura.

Vivo is equally owned by Portugal Telecom and the Telefónica group and provides coverage to over 2,000 cities in Brazil. It is the only cellular company in the country that offers mobile communication services for both GSM and CDMA, as well as CDMA EVDO (Code Division Multiple Access Evolution-Data Optimized) third-generation services.

FraudView is one of the cornerstones of ECtel’s market-leading IRM platform. The newly released FraudView 8.2 expands the product’s fraud convergence to include new technologies, improving the product’s extendibility, scalability and operational effectiveness. Featuring a new application screening module that provides new schemes to detect subscription fraud and repeat fraudsters at the service-provisioning and customer-acquisition phase, as well as a new credit-limit monitoring feature that continuously screens subscriber usage and monitors personal credit limits, FraudView 8.2 is the market’s most complete fraud-management solution for telecom operators.

“We are pleased to move forward in our partnership and commitment to Vivo, one of Brazil’s leading mobile providers,” said Mr. Itzik Weinstein, President and CEO of ECtel. “Vivo’s decision to upgrade to our newest platform demonstrates that despite the global economic crisis, our customers remain loyal to ECtel and value the clear financial advantage that our world-class solutions provide them. Additionally, the order strengthens our partnership with Bull, an important and long-term ECtel partner.”

About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990 ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com.

About Vivo

Vivo, controlled by the groups Portugal Telecom and Telefónica, is a mobile telecommunication company that covers more than 2000 cities in Brazil. It is the only cellular company in Brazil that offers mobile communication services that have been developed within the most used technologies worldwide: GSM and CDMA. In addition, it is the only one to offer CDMA EVDO third generation services. For more information, visit http://www.vivo.com.br.

About Bull

Bull is an Information Technology company, dedicated to helping Corporations and Public Sector organizations optimize the architecture, operations and the financial return of their Information Systems and their mission-critical related businesses.

Bull focuses on open and secure systems, and as such is the only European-based company offering expertise in all the key elements of the IT value chain.

For more information visit: http://www.bull.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:
Michael Neumann, Senior Vice President and CFO
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com

Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com